FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....         March..........................................................................  , 2011..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 30, 2011....	By	....../s/...... Masashiro Kobayashi..............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 110TH BUSINESS TERM

March 30, 2011
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 110TH BUSINESS TERM
Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 110th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.
Matters Reported:
1.	Reports on the contents of the Business Report and the Consolidated Financial Statements for the 110th Business Term (from January 1, 2010 to December 31, 2010), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 110th Business Term (from January 1, 2010 to December 31, 2010).
The contents of items 1. and 2. above were reported.

Matters Resolved upon:
Item No. 1	Dividend from Surplus

It was approved and adopted in all respects as proposed and, in order to respond to your loyal support, a year-end dividend due for the term was decided to be 65.00 yen per share. As we paid an interim dividend of 55.00 yen per share, the full-year dividend became to be 120.00 yen per share, an increase of 10.00 yen compared to the dividend for the previous Business Term.

Item No. 2	Election of Nineteen Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Tsuneji Uchida, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Tomonori Iwashita, Masahiro Osawa, Shigeyuki Matsumoto, Katsuichi Shimizu, Ryoichi Bamba, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa and Masaya Maeda were reappointed as Directors and Messrs. Yasuhiro Tani and Makoto Araki were newly appointed as Directors. All of them assumed their offices.

Item No. 3	Election of One Corporate Auditor

It was approved and adopted in all respects as proposed. As a result, Mr. Tadashi Ohe was reappointed as a Corporate Auditor and he assumed his office. He is an Outside Corporate Auditor.

Item No. 4	Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus should be granted to the seventeen Directors as of the end of the term, which totals 218,300,000 yen.

Item No. 5	Issuance of Share Options as Stock Options without Compensation

It was approved and adopted in all respects as proposed that pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), share options (shinkabu yoyaku-ken) should be issued as stock options without compensation to the Company’s directors, executive officers and senior employees, and the details of offering should be delegated to the Company’s Board of Directors.

Also approved and adopted were the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.

■	Appointment of Representative Directors and Directors with Specific Titles
As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 110th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO
President & COO
Executive Vice President & CFO
Executive Vice President & CTO
Senior Managing Director
Senior Managing Director
Senior Managing Director
Senior Managing Director
Managing Director
Managing Director
Managing Director
Managing Director
Managing Director
Managing Director
Managing Director
Managing Director
Managing Director	Fujio Mitarai
Tsuneji Uchida
Toshizo Tanaka
Toshiaki Ikoma
Kunio Watanabe
Yoroku Adachi
Yasuo Mitsuhashi
Shigeyuki Matsumoto
Tomonori Iwashita
Masahiro Osawa
Katsuichi Shimizu
Ryoichi Bamba
Toshio Homma
Masaki Nakaoka
Haruhisa Honda
Hideki Ozawa
Masaya Maeda
Messrs. Fujio Mitarai, Tsuneji Uchida, Toshizo Tanaka and Toshiaki Ikoma are Representative Directors.

PAYMENT OF THE YEAR-END DIVIDEND
The year-end dividend due for the 110th Business Term shall be paid by either of the following methods.
■	If you are receiving the dividend with the “Receipt of Dividend”:
Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Year-end Dividend of the 110th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 31, 2011 to May 2, 2011). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Year-end Dividend of the 110th Business Term.”
■	If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:
Please confirm the description of the enclosed dividend relating documents.